                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2004

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [x]           Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes -                No [x]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)

================================================================================

                             RESULTS FOR THE QUARTER

                               ENDED JUNE 30, 2004

          * THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.

--------------------------------------------------------------------------------

SEOUL, KOREA, JULY 29, 2004 - SK TELECOM CO., LTD. (KSE: 017670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2004.

--------------------------------------------------------------------------------

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SKT and plans and objectives of the management of SKT. Statements that are not historical facts, including statements about SKT's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SKT to be materially different from any future results or performance expressed or implied by such forward-looking statements. SKT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SKT and the political and economic environment in which SKT will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SKT undertakes no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SKT's latest annual report on Form 20-F and in SKT's other filings with the U.S. Securities and Exchange Commission.

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

I.    FINANCIAL HIGHLIGHTS ..........................................     1

II.   FINANCIAL RESULTS .............................................     2

      1.  INCOME STATEMENT

      2.  CAPITAL EXPENDITURE

      3.  BALANCE SHEET

III.  OPERATING RESULT ..............................................     6

IV.   APPENDIX (FINANCIAL STATEMENTS) ...............................     7

V.    IR CONTACTS ...................................................    10

--------------------------------------------------------------------------------

I. FINANCIAL HIGHLIGHTS

o SUMMARY OF INCOME STATEMENT

-------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)            Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------
OPERATING REVENUE                2,384       2,387          0%      2,384       2,401        -1%
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES               1,921       1,570         22%      1,921       1,709        12%
-------------------------------------------------------------------------------------------------
OPERATING INCOME                   463         817        -43%        463         691       -33%
-------------------------------------------------------------------------------------------------
Operating margin                  19.4%       34.2%     -14.8%p      19.4%       28.8%     -9.4%p
-------------------------------------------------------------------------------------------------
OTHER INCOME                        72         105        -31%         72          90       -20%
-------------------------------------------------------------------------------------------------
OTHER EXPENSES                     124         143        -13%        124         111        12%
-------------------------------------------------------------------------------------------------
ORDINARY INCOME                    411         779        -47%        411         670       -39%
-------------------------------------------------------------------------------------------------
NET INCOME                         299         551        -46%        299         453       -34%
-------------------------------------------------------------------------------------------------
Net margin                        12.5%       23.1%     -10.5%p      12.5%       18.9%     -6.3%p
-------------------------------------------------------------------------------------------------
EBITDA 1)                          868       1,194        -27%        868       1,063       -18%
-------------------------------------------------------------------------------------------------
EBITDA margin                     36.4%       50.0%     -13.6%p      36.4%       44.3%     -7.9%p
-------------------------------------------------------------------------------------------------

1) EBITDA = Operating income + Depreciation (including R&D related depreciation)


o OTHER MAIN ITEMS

-------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)            Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------
WIRELESS INTERNET SALES           417         306          36%        417         392         7%
-------------------------------------------------------------------------------------------------
  % of Cellular revenue          19.0%       14.4%        4.6%p      19.0%       18.1%      0.9%p
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
MARKETING EXPENSES                575         391          47%        575         478        20%
-------------------------------------------------------------------------------------------------
  - Marketing commissions         488         300          63%        488         386        26%
-------------------------------------------------------------------------------------------------
  - Advertising                    87          91          -4%         87          92        -5%
-------------------------------------------------------------------------------------------------
  % of Revenue                   24.1%       16.4%        7.7%p      24.1%       19.9%      4.2%p
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE               358         330           8%        358         106       237%
-------------------------------------------------------------------------------------------------
  % of Revenue                   15.0%       13.8%                   15.0%        4.4%     10.6%p
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
INTEREST-BEARING DEBT           4,299       4,893         -12%      4,299       4,118         4%
-------------------------------------------------------------------------------------------------
  Debt/Equity ratio              67.8%       88.7%      -20.9%p      67.8%       68.2%     -0.4%p
-------------------------------------------------------------------------------------------------

II. FINANCIAL RESULTS

1. INCOME STATEMENT

A. OPERATING REVENUE

-------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)            Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------
SIGN-UP FEES                       57          44         29%          57          53         7%
-------------------------------------------------------------------------------------------------
MONTHLY FEES                      756         722          5%         756         755         0%
-------------------------------------------------------------------------------------------------
CALL CHARGES                      875         938         -7%         875         877         0%
-------------------------------------------------------------------------------------------------
VAS & OTHERS                       89         115        -23%          89          84         6%
-------------------------------------------------------------------------------------------------
WIRELESS INTERNET SALES           417         306         36%         417         392         7%
-------------------------------------------------------------------------------------------------
  % of Cellular service          19.0%       14.4%       4.6%p       19.0%       18.1%      0.9%p
-------------------------------------------------------------------------------------------------
TOTAL CELLULAR SERVICE          2,194       2,126          3%       2,194       2,161         2%
-------------------------------------------------------------------------------------------------
INTERCONNECTION REVENUE           190         261        -27%         190         240       -21%
-------------------------------------------------------------------------------------------------
  land to mobile                  101         154        -34%         101         126       -20%
-------------------------------------------------------------------------------------------------
  mobile to mobile                 89         107        -17%          89         113       -21%
-------------------------------------------------------------------------------------------------
OPERATING REVENUE               2,384       2,387          0%       2,384       2,401        -1%
-------------------------------------------------------------------------------------------------


1) SIGN-UP FEES

     In the second quarter of 2004, sign-up fees increased 29% compared to the second quarter of 2003 (hereinafter referred to as "on a YoY basis") and 7% compared to the first quarter of 2004 (hereinafter referred to as "on a QoQ basis") due to an increase in the number of new subscribers.

2) MONTHLY FEES

     The YoY and QoQ increases in monthly fees were due to an increase in the number of total subscribers.

3) CALL CHARGES

     The YoY decrease in the call charges was caused by contract-based discount plans and a decrease in the minutes of usage ("MOU"). The QoQ decrease was smaller despite the contract-based discount plans because of a higher MOU on a QoQ basis.

4) VALUE ADDED SERVICES ("VAS") AND OTHERS

     VAS and other sales have decreased on a YoY basis primarily due to caller ID tariff cuts implemented in October 2003. The QoQ sales increased, however, because of a higher demand for VAS such as "color rings" and automatic roaming services.

5) WIRELESS INTERNET SALES

     The YoY and QoQ revenue growths from wireless Internet sales were driven by higher wireless Internet usage primarily resulting from the continuous introduction of high-end handsets and the introduction and development of a variety of multimedia services. Consequently, the wireless Internet sales accounted for 19% of the cellular service revenues in the second quarter.

6) INTERCONNECTION REVENUES

     The new interconnection rates introduced by the Ministry of Information and Communication were applied retroactively from the beginning of the second quarter, resulting in the QoQ and YoY decreases in the interconnection revenues.

     * Applying the new interconnection rates retroactively from the beginning of the first quarter would result in a decrease of KRW 26.4 billion in the interconnection revenues for the first quarter. For details please refer to Appendix C.

B. OPERATING EXPENSES

-------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)            Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------
LABOR COSTS                         96          69        40%           96         162      -41%
-------------------------------------------------------------------------------------------------
COMMISSIONS PAID                   820         560        46%          820         652       26%
-------------------------------------------------------------------------------------------------
  MARKETING COMMISSIONS            488         300        63%          488         386       26%
-------------------------------------------------------------------------------------------------
    Initial commissions            145          72       102%          145          85       70%
-------------------------------------------------------------------------------------------------
    Monthly commissions            107         102         5%          107         105        2%
-------------------------------------------------------------------------------------------------
    Retention commissions          236         126        86%          236         195       21%
-------------------------------------------------------------------------------------------------
  OTHER COMMISSIONS                332         260        28%          332         266       25%
-------------------------------------------------------------------------------------------------
ADVERTISING                         87          91        -4%           87          92       -5%
-------------------------------------------------------------------------------------------------
DEPRECIATION 1)                    405         377         8%          405         372        9%
-------------------------------------------------------------------------------------------------
NETWORK INTERCONNECTION            232         236        -2%          232         168       38%
-------------------------------------------------------------------------------------------------
  mobile to mobile                 175         136        29%          175         127       38%
-------------------------------------------------------------------------------------------------
  mobile to land                    57         100       -43%           57          40       40%
-------------------------------------------------------------------------------------------------
LEASED LINE                         90          76        18%           90          82       10%
-------------------------------------------------------------------------------------------------
OTHERS 2)                          191         160        19%          191         182        5%
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES               1,921       1,570        22%        1,921       1,709       12%
-------------------------------------------------------------------------------------------------


1)   Includes R&D expenses related depreciation.

2) For details, please refer to non-consolidated statements of income in Appendix A.


1) LABOR COSTS

     Labor costs have increased YoY due to the factors including an increase in regular wages. Labor costs have decreased QoQ, however, because incentive bonus payments were made in the first quarter.

2) COMMISSIONS PAID

   -Marketing commissions

     Because other mobile telecommunications service providers were given the first opportunity to attract subscribers under the mobile number portability ("MNP") regulations due to SKT's dominant market position, SKT made a strategic decision to lock in its subscribers and maintain its position as the market leader until the MNP policy became available to SKT as well. Marketing commissions increased due to the diversification of distribution channels, the enhancement of handset upgrades program and the expansion of membership program.

   -Other commissions

     The costs paid to content providers increased due to the growth in the information usage revenues related to wireless Internet services. SKT also expanded its market research in the second quarter in order to prepare itself for the MNP also becoming available to SKT, causing the related costs to increase. The roaming fees increased as well.

3) DEPRECIATION

     The YoY increase was due to the amortization of WCDMA frequency usage right (KRW 23.9 billion/quarter) from December 2003. The QoQ increase resulted from an increase in the depreciable assets.

4) NETWORK INTERCONNECTION EXPENSES

     The mobile to mobile interconnection costs increased in the second quarter due to the interconnection rates adjustment. The YoY mobile to land interconnection costs decreased because we made a payment to Korea Telecom of KRW 40.6 billion for its 114 directory information service in the second quarter of 2003.

5) LEASED LINES

     Leased line expenses increased QoQ and YoY because additional lines were leased to accommodate the subscriber growth and increased wireless Internet traffic and to enhance the call quality.

C. NON-OPERATING ITEMS

-------------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)                  Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------------
OTHER INCOME                            72         105         -31%         72           90       -20%
-------------------------------------------------------------------------------------------------------
  Interest income                       18          20          -8%         18           19        -4%
-------------------------------------------------------------------------------------------------------
  Equity in earnings of affiliates      20           -         N/A          20           24       -15%
-------------------------------------------------------------------------------------------------------
  Others 1)                             34          85         -60%         34           47       -28%
-------------------------------------------------------------------------------------------------------
OTHER EXPENSES                         124         143         -13%        124          111        12%
-------------------------------------------------------------------------------------------------------
  Interest                              81         101         -20%         81           76         6%
-------------------------------------------------------------------------------------------------------
  R&D contribution & donations          21          21           0%         21           19         8%
-------------------------------------------------------------------------------------------------------
  Others 1)                             23          21           9%         23           16        46%
-------------------------------------------------------------------------------------------------------

1) For details, please refer to non-consolidated statements of income in Appendix A.


1) INTEREST INCOME

     The YoY and QoQ decrease in the interest income was due to a decrease in the average balance.

2) INTEREST EXPENSE

     The interest expense decreased on a YoY basis due to lower costs of borrowing and a decrease in the average balance of interest-bearing debt. The interest expense increased on a QoQ basis, however, because of an increase in the average balance of interest-bearing debt.

3) EQUITY METHOD PROFITS

     The increase in the equity method profits was due to the profit improvement in our subsidiaries such as SK Communications.

4) OTHERS

     The decline in other non-operating income was primarily caused by the dividend income from the second quarter of 2003 and the first quarter of 2004 (KRW 25.7 billion from Korea Telecom and KRW 17.4 billion from POSCO respectively).

     Other non-operating expenses have increased on a QoQ basis due to the impairment loss in long-term investment securities (KRW 11.8 billion) caused by Enterprise Networks' application for court receivership.


2. CAPITAL EXPENDITURE

-------------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)                  Q2.'04      Q2.'03                  Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------------
NETWORK                                 270         257          5%         270          63        332%
-------------------------------------------------------------------------------------------------------
  95 A/B                                 35          19         79%          35          14        146%
-------------------------------------------------------------------------------------------------------
  CDMA 2000 1X                          204         145         40%         204          26        669%
-------------------------------------------------------------------------------------------------------
    1X                                  173         138         25%         173          24        616%
-------------------------------------------------------------------------------------------------------
    EV-DO                                30           7        341%          30           2       1223%
-------------------------------------------------------------------------------------------------------
  WCDMA                                   2          12        -82%           2           3        -14%
-------------------------------------------------------------------------------------------------------
  Backbone & others                      30          81        -63%          30          19         54%
-------------------------------------------------------------------------------------------------------
NON-NETWORK                              87          85          3%          87          44        101%
-------------------------------------------------------------------------------------------------------
  Wireless Internet & marketing          54          44         21%          54          24        123%
-------------------------------------------------------------------------------------------------------
  General supporting                     34          40        -17%          34          19         73%
-------------------------------------------------------------------------------------------------------
TOTAL CAPEX                             358         342          5%         358         106        237%
-------------------------------------------------------------------------------------------------------

3. BALANCE SHEET

-------------------------------------------------------------------------------------------------------
(IN BILLIONS OF KRW)                   04.6        03.6       CHANGE       04.6        04.3      CHANGE
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                          13,490      12,993          4%      13,490      13,415        1%
-------------------------------------------------------------------------------------------------------
  Current assets                       3,648       3,730         -2%       3,648       3,626        1%
-------------------------------------------------------------------------------------------------------
    Cash & marketable securities         736       1,186        -38%         736         766       -4%
-------------------------------------------------------------------------------------------------------
  Investment assets                    1,997       1,397         43%       1,997       1,898        5%
-------------------------------------------------------------------------------------------------------
  Property & equipment                 4,351       4,273          2%       4,351       4,358        0%
-------------------------------------------------------------------------------------------------------
  Intangible assets                    3,493       3,592         -3%       3,493       3,533       -1%
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                      7,147       7,476         -4%       7,147       7,379       -3%
-------------------------------------------------------------------------------------------------------
  Current liabilities                  3,384       3,885        -13%       3,384       3,969      -15%
-------------------------------------------------------------------------------------------------------
    Short-term borrowings                180         839        -79%         180         576      -69%
-------------------------------------------------------------------------------------------------------
    Current portion of long-term
    debt                               1,398       1,300          8%       1,398       1,134       23%
-------------------------------------------------------------------------------------------------------
  Long-term liabilities                3,763       3,591          5%       3,763       3,409       10%
-------------------------------------------------------------------------------------------------------
    Bond payable &
    long-term borrowings               2,722       2,754         -1%       2,722       2,408       13%
-------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY             6,343       5,516         15%       6,343       6,036        5%
-------------------------------------------------------------------------------------------------------
DEBT/EQUITY RATIO 1)                    67.8%       88.7%     -20.9%P       67.8%       68.2%    -0.4%P
-------------------------------------------------------------------------------------------------------

1)   Debt/Equity Ratio = Interest-bearing debt / Shareholders' equity

     * Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term borrowings & corporate bonds


1) CURRENT ASSETS

     The balance as of June 2004 is lower because the cash and marketable securities for June 2003 included the fund for 3% buyback and cancellation of shares (from June 30 to August 11, KRW 524.4 billion).

2) INVESTMENT ASSETS

     A 43% increase in the investment assets on a YoY basis resulted from the purchase of POSCO shares (KRW 332.5 billion) in July 2003.

3) TOTAL LIABILITIES

     The amount of long-term debts has increased due to the issuance of bonds such as exchangeable bonds based on treasury shares (KRW 385.9 billion) and Global Bond (US $300 million), whereas the amount of short-term borrowings has decreased due to the repayment of maturing debt.

4) TOTAL SHAREHOLDERS' EQUITY

     An increase in the shareholder's equity was due to an increase in the net income as of June 2004.

III. OPERATING RESULT

-------------------------------------------------------------------------------------------------------
                                      Q2.'04      Q2.'03      CHANGE      Q2.'04      Q1.'04     CHANGE
-------------------------------------------------------------------------------------------------------
Subscribers ('000)                    18,595      17,857         4%       18,595      18,439        1%
  Net adds                               157         229       -32%          157         126       25%
  Activations                          1,277         910        40%        1,277       1,210        5%
  Deactivations                        1,120         681        65%        1,120       1,085        3%
    Monthly churn rate                   2.0%        1.3%      0.7%p         2.0%        2.0%     0.0%p
Average subscribers('000)             18,540      17,743         4%       18,540      18,343        1%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
ARPU (KRW)                            42,861      44,841        -4%       42,861      43,623       -2%
  Sign-up fee                          1,022         829        23%        1,022         968        6%
  Monthly fee & call charge           29,316      31,199        -6%       29,316      29,655       -1%
  VAS & others                         1,601       2,169       -26%        1,601       1,529        5%
  Wireless Internet                    7,501       5,743        31%        7,501       7,116        5%
  Interconnection                      3,421       4,902       -30%        3,421       4,355      -21%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
MOU
  Outgoing                               196         201        -2%          196         192        2%
  Incoming                               106         116        -8%          106         110       -4%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Subscribers by handset feature
('000)
  1X (Including EV-DO)                16,210      12,375        31%       16,210      15,452        5%
  EV-DO (Including June)               5,398       1,433       277%        5,398       4,684       15%
  June                                 2,777         829       235%        2,777       2,319       20%
  Color                               13,329       7,695        73%       13,329      12,098       10%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Data ARPU by handset (KRW) 2)
  2G                                   1,604       1,351        19%        1,604       1,461       10%
  1X(Including EV-DO)                  7,644       6,978        10%        7,644       7,710       -1%
  Color                                9,016       9,726                   9,016       9,441       -5%
-------------------------------------------------------------------------------------------------------

1)   MOU for May and June of 2004 is an estimate.

2)   Excludes others in Wireless Internet sales such as financial enabler,

IV. APPENDIX A (NON-CONSOLIDATED STATEMENTS OF INCOME)

--------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF KRW)                         Q2.'04       Q2.'03        CHANGE     Q2.'04       Q1.'04       CHANGE
--------------------------------------------------------------------------------------------------------------------
Operating revenue                           2,383,994    2,386,852      (2,858)   2,383,994    2,400,568     (16,574)
--------------------------------------------------------------------------------------------------------------------
Operating expenses                          1,921,303    1,570,014     351,289    1,921,303    1,709,397     211,906
--------------------------------------------------------------------------------------------------------------------
  Labor cost 1)                                96,349       68,984      27,365       96,349      162,392     (66,042)
  Commissions paid                            819,720      560,116     259,604      819,720      651,940     167,780
  Advertising                                  87,248       91,280      (4,032)      87,248       91,645      (4,397)
  Depreciation 2)                             405,262      376,831      28,431      405,262      371,791      33,471
  Network interconnection                     231,903      235,946      (4,043)     231,903      167,568      64,335
  Leased line                                  90,190       76,383      13,806       90,190       82,001       8,188
  Rent                                         41,136       34,227       6,909       41,136       39,132       2,004
  Frequency usage fees                         33,400       32,674         725       33,400       33,940        (541)
  Bad debt                                          -        2,093      (2,093)           -            -           -
  Others                                      116,095       91,480      24,616      116,095      108,988       7,107
--------------------------------------------------------------------------------------------------------------------
Operating income                              462,691      816,838    (354,147)     462,691      691,171    (228,480)
--------------------------------------------------------------------------------------------------------------------
Other income                                   72,307      105,049     (32,742)      72,307       89,939     (17,632)
--------------------------------------------------------------------------------------------------------------------
  Interest income                              18,474       20,042      (1,569)      18,474       19,209        (736)
  Equity in earnings of affiliates             20,089            -      20,089       20,089       23,765      (3,676)
  Dividend income                               1,263       25,721     (24,457)       1,263       17,529     (16,265)
  Foreign exchange & translation gains          9,458       11,090      (1,633)       9,458        9,479         (21)
  Others                                       23,023       48,195     (25,172)      23,023       19,957       3,066
--------------------------------------------------------------------------------------------------------------------
Other expenses                                124,316      142,516     (18,200)     124,316      110,839      13,477
--------------------------------------------------------------------------------------------------------------------
  Interest                                     80,691      100,648     (19,957)      80,691       76,044       4,647
  R&D contribution & donations                 20,505       20,562         (57)      20,505       18,954       1,551
  Equity in losses of affiliates                    -        4,777      (4,777)           -            -           -
  Foreign exchange & translation losses         9,483          224       9,259        9,483        1,900       7,582
  Loss on impairment of investment
  securities                                   11,782        2,300       9,482       11,782            -      11,782
  Loss on disposal of investment
  assets, & property/equipment                  1,400          841         559        1,400        7,477      (6,077)
  Others                                          456       13,164     (12,708)         456        6,463      (6,007)
--------------------------------------------------------------------------------------------------------------------
Ordinary income                               410,682      779,371    (368,689)     410,682      670,272    (259,590)
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                    410,682      779,371                   10,682      670,272    (259,590)
--------------------------------------------------------------------------------------------------------------------
  Income taxes                                111,953      228,798    (116,845)     111,953      217,757    (105,804)
--------------------------------------------------------------------------------------------------------------------
Net income                                    298,729      550,573    (251,844)     298,729      452,515    (153,785)
--------------------------------------------------------------------------------------------------------------------

1)   Includes salary, severance pay and other benefits

2)   Includes R&D expenses related depreciation

IV. APPENDIX B (NON-CONSOLIDATED BALANCE SHEETS)

-------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF KRW)                           04.6           03.6        CHANGE        04.6          04.3        CHANGE
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                13,489,680     12,992,667     497,013    13,489,680    13,414,555      75,125
-------------------------------------------------------------------------------------------------------------------------
  Current assets                             3,648,439      3,730,287     (81,849)    3,648,439     3,626,023      22,415
-------------------------------------------------------------------------------------------------------------------------
    Cash and marketable securities 1)          736,004      1,186,456    (450,452)      736,004       765,743     (29,740)
    Accounts receivable - trade              1,392,475      1,351,740      40,735     1,392,475     1,422,464     (29,989)
    Accounts receivable - other              1,306,186      1,006,839     299,347     1,306,186     1,212,653      93,533
    Short-term loans                            57,896         25,720      32,176        57,896        60,271      (2,375)
    Inventories                                  9,444          6,668       2,776         9,444         8,308       1,136
    Other                                      146,434        152,865      (6,431)      146,434       156,583     (10,149)
-------------------------------------------------------------------------------------------------------------------------
  Investment assets                          1,997,190      1,396,980     600,209     1,997,190     1,897,839      99,351
-------------------------------------------------------------------------------------------------------------------------
    Investment securities 2)                 1,573,213      1,053,172     520,041     1,573,213     1,552,525      20,688
    Long-term loans                             33,099         51,381     (18,282)       33,099        39,081      (5,982)
    Guarantee deposits                         249,131        238,132      11,000       249,131       248,558         574
    Other                                      141,746         54,295      87,450       141,746        57,674      84,071
-------------------------------------------------------------------------------------------------------------------------
  Property & equipment                       4,351,219      4,272,990      78,229     4,351,219     4,358,192      (6,973)
-------------------------------------------------------------------------------------------------------------------------
    Land                                       446,147        440,187       5,960       446,147       444,791       1,356
    Building & fixture                         815,295        797,014      18,280       815,295       824,225      (8,931)
    Machinery                                2,390,498      2,437,817     (47,319)    2,390,498     2,411,195     (20,697)
    Vehicles & others                          263,392        332,507     (69,115)      263,392       253,354      10,038
    Construction in progress                   435,888        265,465     170,422       435,888       424,626      11,261
-------------------------------------------------------------------------------------------------------------------------
  Intangible assets                          3,492,833      3,592,410     (99,577)    3,492,833     3,532,501     (39,668)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            7,147,101      7,476,260    (329,159)    7,147,101     7,378,512    (231,410)
-------------------------------------------------------------------------------------------------------------------------
  Current liabilities                        3,384,399      3,885,024    (500,625)    3,384,399     3,969,179    (584,780)
-------------------------------------------------------------------------------------------------------------------------
    Short-term borrowings                      180,000        838,669    (658,669)      180,000       575,676    (395,676)
    Accounts payable                           823,824        664,114     159,710       823,824       773,744      50,079
    Income taxes payable                       293,608        405,115    (111,507)      293,608       405,869    (112,261)
    Accrued expenses                           424,927        431,718      (6,791)      424,927       366,703      58,224
    Current portion of long-term debt        1,397,807      1,299,690      98,117     1,397,807     1,134,013     263,795
    Other                                      264,233        245,718                   264,233       713,174    (448,942)
-------------------------------------------------------------------------------------------------------------------------
  Long-term liabilities                      3,762,703      3,591,237     171,466     3,762,703     3,409,332     353,370
-------------------------------------------------------------------------------------------------------------------------
    Bond payable & long-term borrowings      2,721,504      2,754,360     (32,857)    2,721,504     2,407,921     313,583
    Facility deposits                           37,391         43,676      (6,285)       37,391        41,238      (3,847)
    Accrued severance indemnities              122,787         67,391      55,396       122,787        78,798      43,989
    Others                                     881,020        725,809     155,211       881,020       881,375        (355)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                   6,342,579      5,516,407     826,172     6,342,579     6,036,044     306,535
-------------------------------------------------------------------------------------------------------------------------
  Capital stock                                 44,639         44,639           -        44,639        44,639           -
  Capital surplus                            2,983,166      2,916,150      67,016     2,983,166     2,915,964      67,203
  Retained earnings                          5,486,714      4,734,158     752,557     5,486,714     5,187,985     298,729
  Capital adjustments                       (2,171,941)    (2,178,540)      6,599    (2,171,941)   (2,112,544)    (59,397)
    Treasury stock                          (2,047,105)    (2,067,784)     20,679    (2,047,105)   (2,047,105)          -
    Unrealized gain(loss) on valuation of
    investment securities                     (129,131)      (113,916)    (15,215)     (129,131)      (69,464)    (59,667)
    Stock options                                4,295          3,160       1,135         4,295         4,024         271
-------------------------------------------------------------------------------------------------------------------------

1) Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2) Investment securities : Long-term investment securities and investment securities that have applied the equity method.

IV. APPENDIX C

The following charts show the impact of the new interconnection rates under two different assumptions:

when all the adjustment is made in the second quarter vs. when the adjustment is made from the first quarter.

-----------------------------------------------------------------------------------------------------------------
                                    IF ALL THE ADJUSTMENT IS MADE IN 2Q
                                             (AS IS REPORTED)                   IF THE ADJUSTMENT IS MADE FROM 1Q
                                    -----------------------------------         ---------------------------------
(IN MILLIONS OF KRW)                Q2.'04        Q1.'04         CHANGE         Q2.'04       Q1.'04        CHANGE
-----------------------------------------------------------------------------------------------------------------
INTERCONNECTION REVENUE             190,282       239,638         -21%          216,667      213,253         2%
-----------------------------------------------------------------------------------------------------------------
  land to mobile                    101,248       126,384         -20%          115,444      112,189         3%
-----------------------------------------------------------------------------------------------------------------
  mobile to mobile                   89,034       113,254         -21%          101,224      101,064         0%
-----------------------------------------------------------------------------------------------------------------
NETWORK INTERCONNECTION EXPENSES    231,903       167,568          38%          206,481      192,990         7%
-----------------------------------------------------------------------------------------------------------------
  mobile to mobile                  175,269       127,214          38%          158,653      143,829        10%
-----------------------------------------------------------------------------------------------------------------
  mobile to land                     56,634        40,355          40%           47,829       49,161        -3%
-----------------------------------------------------------------------------------------------------------------


o SUMMARY OF INCOME STATEMENT

-----------------------------------------------------------------------------------------------------------------
                                    IF ALL THE ADJUSTMENT IS MADE IN 2Q
                                             (AS IS REPORTED)                   IF THE ADJUSTMENT IS MADE FROM 1Q
                                    -----------------------------------         ---------------------------------
(IN BILLIONS OF KRW)                Q2.'04        Q1.'04         CHANGE         Q2.'04       Q1.'04        CHANGE
-----------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                    2,384         2,401           -1%           2,410       2,374            2%
-----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                   1,921         1,709            2%           1,896       1,735            9%
-----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                       463           691          -33%             514         639          -20%
-----------------------------------------------------------------------------------------------------------------
Operating margin                      19.4%         28.8%        -9.4%p           21.3%       26.9%        -5.6%p
-----------------------------------------------------------------------------------------------------------------
OTHER INCOME                            72            90          -20%              72          90          -20%
-----------------------------------------------------------------------------------------------------------------
OTHER EXPENSES                         124           111           12%             124         111           12%
-----------------------------------------------------------------------------------------------------------------
ORDINARY INCOME                        411           670          -39%             462         618          -25%
-----------------------------------------------------------------------------------------------------------------
NET INCOME                             299           453           34%             335         417          -20%
-----------------------------------------------------------------------------------------------------------------
Net margin                            12.5%         18.9%        -6.3%p           13.9%       17.5%        -3.7%p
-----------------------------------------------------------------------------------------------------------------
EBITDA 1)                              868         1,063          -18%             920       1,011           -9%
-----------------------------------------------------------------------------------------------------------------
EBITDA margin                         36.4%         44.3%        -7.9%p           38.2%       42.6%        -4.4%p
-----------------------------------------------------------------------------------------------------------------

1) EBITDA = Operating income + Depreciation (including R&D related depreciation)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   SK TELECOM CO., LTD.


                                                   By: /s/ Sung Hae Cho
                                                   -----------------------------
                                                   Name: Sung Hae Cho
                                                   Title: Vice President


Date: August 4, 2004